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Exhibit (a)(11)
                                                       CONTACTS:
                                                       Mike Ruggeri
                                                       Siemens Corporation
                                                       (770) 751-2255

                                                       Georgeson Shareholder
                                                       Communications Inc.
                                                       (212) 440-9800

         Siemens Completes Tender Offer for Moore Products Co. Shares

    ATLANTA, Feb. 18, 2000 -- Siemens Energy & Automation, Inc., which is a wholly owned subsidiary of Siemens AG, announced today that its wholly owned subsidiary, Malibu Acquisition Corp., has completed its all-cash tender offer for the outstanding common stock of Moore Products Co. (NASDAQ: MORP) at a price of $54.71 per share and the outstanding preferred stock of Moore at a price of $21.88 per share. The tender offer expired, as scheduled, on Thursday, February 17 at 12:00 midnight, New York City time.

    A preliminary count from the depositary shows that approximately 2,562,538 shares of Moore common stock and 175,950 shares of Moore preferred stock had been tendered and accepted for payment as of the expiration of the offer (including approximately 7,596 shares of common stock subject to guarantees of delivery), which together represent approximately 97% of the outstanding shares of common stock, 100% of the outstanding shares of preferred stock and approximately 98% of the total voting power of Moore on a fully diluted basis. Siemens Energy & Automation and Moore will proceed to complete, in the near future, a short-form merger pursuant to which Siemens Energy & Automation will acquire the remaining shares of common stock of Moore for $54.71 per share in cash, subject to appraisal rights.

    Headquartered in Atlanta, Ga., Siemens Energy & Automation manufactures and markets the world's broadest range of electrical and electronic products, systems and services to industrial and construction market customers. Its technologies range from circuit protection and energy management systems to process control, industrial software and totally integrated automation solutions. The company also has expertise in electronic placement equipment, systems integration, technical services and turnkey industrial systems. Its Internet site is www.sea.siemens.com.

    Siemens AG, the parent of Siemens Energy & Automation, is based in Munich, Germany. It designs, manufactures and markets a wide range of electrical and electronic parts and systems.

    Founded in 1940, Moore Products Co. operates under the name "Moore Process Automation Solutions." The company is a global leader in providing innovative solutions to process measurement and control applications. Its instruments and control systems help to increase plant safety and productivity, reduce time to market and improve product quality in industries such as chemical and hydrocarbon processing, oil and gas, pharmaceutical, power generation, and pulp and paper. The company employs approximately 1,200 persons worldwide and had 1998 revenue of $168 million. Its Internet site is www.moore-solutions.com.

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